AMENDMENT TO INVESTMENT SUB-ADVISORY AGREEMENT

This Amendment (“Amendment”) dated January 26, 2021 (the “Effective Date”) is made to the Investment Sub-Advisory Agreement dated July 29, 2010 (“Agreement”) by and between Envestnet Asset Management, Inc. (“Advisor”), and Neuberger Berman Investment Advisers LLC (formerly known as Neuberger Berman Fixed Income LLC) (“Sub-Advisor”).

Whereas, Sub-Advisor and Advisor entered into the Agreement pursuant to which the parties agreed that Advisor would delegate certain investment manager services to the Fund to Sub-Advisor; and

Whereas, Sub-Advisor and Advisor desire to amend the Agreement to revise the fee schedule as provided herein;

Now therefore, in consideration of the promises, covenants, representations and warranties contained herein, and intending to be legally bound hereby, for other good and valuable consideration, the parties agree as follows:

1.Schedule A (Fees) of the Agreement is hereby deleted in its entirety and replaced with the following new fee schedule:

PMC Core Fixed Income Fund: Annual fee rate of 17.50 basis points on Current Net Assets of the portfolio

2.Continuing Effect of the Agreement: All provisions of the Agreement, except as specifically modified by this Amendment, shall remain in full force and effect and are hereby reaffirmed. This Amendment, including incorporated terms and conditions of the Agreement, contain the entire agreement between Advisor and Sub-Advisor with respect to the subject matter hereof. Any capitalized terms not herein defined shall have the same meaning given as in the Agreement.

In witness whereof, the parties, by their duly authorized representatives, have executed this Amendment as of the Effective Date first written above.

Neuberger Berman Investment Advisers LLC    Envestnet Asset Management, Inc.

By: /s/ Nathan Kush        By: /s/ Brandon Thomas
Name: Nathan Kush
Title: Managing Director

Name: Brandon Thomas
Title: Chief Investment Officer